UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of September 2014
_____________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1	Monthly report of unconsolidated results of banking operation in Colombia under Colombian Banking GAAP – September 2014

Monthly report of unconsolidated results of
our banking operation in Colombia
under Colombian Banking GAAP

September, 2014

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores), and in this capacity, it is subject to oversight by the Superintendency of Finance. Grupo Aval is not a financial institution and it is not supervised or regulated as a financial institution in Colombia. Grupo Aval is not required to file individual, nor consolidated financial statements on a monthly basis.

These results are exclusively provided for informational purposes and contain the unconsolidated financial statements of our four Colombian banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas, together, the “Banks”) as reported to the Superintendency of Finance, and the combined financial statements of the unconsolidated results of our Banks, which reflect approximately 80% of the consolidated results of Grupo Aval.  These unconsolidated financial statements do not reflect the consolidation process of subsidiaries such as Corficolombiana, Porvenir or BAC Credomatic, are not intended to reflect the consolidated financial statements of Grupo Aval and are not necessarily indicative of the results for any other future interim period.

Even though, the information herein has not been audited, financial statements and other financial data included in this report is prepared in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, “Colombian Banking GAAP.”

Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

Tatiana Uribe Benninghoff
Vice-President of Financial Planning and Investor Relations
Tel.: +571 241 9700  x3297 / 3600
E-mail: turibe@grupoaval.com

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF SEPTEMBER, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Sep-13	Aug-14	Sep-14	Sep-14 Vs. Aug-14	Sep-14 Vs. Sep-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	4,977,164	8,637,607	11,876,634	37.5	138.6
Interbank and overnight funds	920,752	2,241,794	945,810	(57.8)	2.7
Total Cash and cash equivalents	5,897,917	10,879,401	12,822,444	17.9	117.4
INVESTMENT SECURITIES
Debt securities	13,147,473	13,960,126	13,920,794	(0.3)	5.9
Trading	3,333,600	1,807,529	1,987,998	10.0	(40.4)
Available for Sale	7,039,327	9,482,979	9,276,068	(2.2)	31.8
Held to maturity	2,774,546	2,669,618	2,656,728	(0.5)	(4.2)
Equity securities	9,655,420	11,567,172	11,797,221	2.0	22.2
Trading	38,644	46,894	35,360	(24.6)	(8.5)
Available for Sale	9,616,776	11,520,278	11,761,862	2.1	22.3
Allowance	(3,036)	(976)	(1,016)	4.1	(66.5)
Total investment securities, net	22,799,857	25,526,322	25,717,000	0.7	12.8
LOANS AND FINANCIAL LEASES
Commercial loans	43,697,910	48,293,336	48,387,572	0.2	10.7
Consumer loans	19,969,278	22,145,860	22,522,076	1.7	12.8
Microcredit	318,258	347,415	348,080	0.2	9.4
Mortgage loans	1,594,053	2,507,026	2,598,959	3.7	63.0
Financial leases	5,810,381	6,335,435	6,307,258	(0.4)	8.6
Allowance for loans and financial leases losses	(2,555,949)	(2,742,095)	(2,753,854)	0.4	7.7
Total loans and financial leases, net	68,833,931	76,886,978	77,410,090	0.7	12.5
Interest accrued on loans and financial leases	724,535	764,680	740,961	(3.1)	2.3
Allowance on Interest accrued on loans and financial leases	(82,543)	(94,536)	(93,400)	(1.2)	13.2
Interest accrued on loans and financial leases, net	641,992	670,144	647,561	(3.4)	0.9
Bankers' acceptances, spot transactions and derivatives	349,623	408,032	322,281	(21.0)	(7.8)
Accounts receivable, net	1,283,408	1,239,425	1,334,459	7.7	4.0
Property, plant and equipment, net	862,891	882,453	886,530	0.5	2.7
Operating leases, net	354,461	390,258	378,285	(3.1)	6.7
Foreclosed assets, net	60,798	57,525	58,678	2.0	(3.5)
Prepaid expenses and deferred charges	466,471	338,160	361,035	6.8	(22.6)
Goodwill, net	495,007	559,866	557,391	(0.4)	12.6
Other assets, net	1,040,089	864,126	921,941	6.7	(11.4)
Reappraisal of assets	2,092,043	2,303,070	2,370,548	2.9	13.3
Total assets	105,178,489	121,005,760	123,788,243	2.3	17.7
LIABILITIES
DEPOSITS
Checking accounts	13,907,568	15,707,002	17,662,954	12.5	27.0
Time deposits	18,159,066	22,190,266	23,879,975	7.6	31.5
Savings deposits	36,127,220	42,090,695	40,671,065	(3.4)	12.6
Other	621,380	674,830	665,038	(1.5)	7.0
Total deposits	68,815,233	80,662,794	82,879,033	2.7	20.4
Bankers' acceptances, spot transactions and derivatives	391,212	415,693	584,546	40.6	49.4
Interbank borrowings and overnight funds	3,587,594	3,830,373	4,232,875	10.5	18.0
Borrowings from banks and other	4,521,835	5,182,311	5,204,736	0.4	15.1
Accrued interest payable	230,684	228,917	251,500	9.9	9.0
Other accounts payable	2,149,291	1,766,116	1,951,322	10.5	(9.2)
Bonds	6,706,463	6,890,833	6,915,107	0.4	3.1
Estimated Liabilities	967,022	950,221	1,050,142	10.5	8.6
Other liabilities	876,940	905,858	873,947	(3.5)	(0.3)
Total liabilities	88,246,274	100,833,115	103,943,209	3.1	17.8
Total shareholders' equity	16,932,215	20,172,645	19,845,034	(1.6)	17.2
Total liabilities and shareholders' equity	105,178,489	121,005,760	123,788,243	2.3	17.7

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF SEPTEMBER, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Sep-13	Sep-14	Sep-14 Vs. Sep-13	Aug-14	Sep-14	Sep-14 Vs. Aug-14
INTEREST INCOME
Interest on loans	5,073,674	5,311,130	4.7	605,019	610,198	0.9
Interest on investment securities	584,170	557,198	(4.6)	68,045	55,020	(19.1)
Interbank and overnight funds	93,237	93,747	0.5	11,941	10,884	(8.8)
Financial leases	449,158	447,550	(0.4)	49,779	50,948	2.3
Total Interest Income	6,200,240	6,409,625	3.4	734,784	727,050	(1.1)
INTEREST EXPENSE
Checking accounts	84,401	90,405	7.1	11,064	10,776	(2.6)
Time deposits	685,248	672,979	(1.8)	79,533	85,526	7.5
Saving deposits	786,685	924,119	17.5	112,952	107,335	(5.0)
Total interest expense on deposits	1,556,333	1,687,503	8.4	203,550	203,637	0.0
Borrowings from banks and others	108,017	95,534	(11.6)	10,707	10,355	(3.3)
Interbank and overnight funds (expenses)	51,471	62,089	20.6	9,170	9,163	(0.1)
Bonds	299,004	302,385	1.1	36,368	35,357	(2.8)
Total interest expense	2,014,825	2,147,510	6.6	259,795	258,512	(0.5)
Net Interest Income	4,185,415	4,262,115	1.8	474,990	468,538	(1.4)
Provisions for loan and financial lease losses, accrued interest and other, net	877,572	915,898	4.4	110,944	114,487	3.2
Recovery of charged-off assets	(110,325)	(133,717)	21.2	(21,133)	(14,836)	(29.8)
Provision for investment securities, foreclosed assets and other assets	25,714	33,426	30.0	1,779	7,843	340.8
Recovery of provisions for investments securities, foreclosed assets and other assets	(13,196)	(13,718)	4.0	(2,008)	(563)	(71.9)
Total provisions, net	779,765	801,889	2.8	89,583	106,930	19.4
Net interest income after provisions	3,405,650	3,460,226	1.6	385,407	361,608	(6.2)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	734,800	795,229	8.2	89,127	92,697	4.0
Branch network services	22,317	24,858	11.4	3,062	2,885	(5.8)
Credit card merchant fees	138,372	157,307	13.7	17,119	18,786	9.7
Checking fees	49,519	49,385	(0.3)	5,025	5,512	9.7
Other	67,374	74,693	10.9	8,359	9,639	15.3
Total fees and other services income	1,012,381	1,101,472	8.8	122,693	129,518	5.6
Fees and other services expenses	273,086	291,071	6.6	33,125	33,971	2.6
Fees and other services income, net	739,295	810,401	9.6	89,568	95,547	6.7
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	186,190	242,693	30.3	89,728	219,791	145.0
Gains (losses) on derivative operations, net	(62,567)	(92,826)	48.4	(62,752)	(204,003)	225.1
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	860,385	859,747	(0.1)	125,535	169,538	35.1
Other	137,796	172,335	25.1	18,256	18,597	1.9
Total other operating income	1,121,805	1,181,949	5.4	170,767	203,923	19.4
Total operating income	5,266,750	5,452,576	3.5	645,743	661,078	2.4
OPERATING EXPENSES
Salaries and employee benefits	930,601	956,720	2.8	111,086	108,660	(2.2)
Bonus plan payments	27,199	30,517	12.2	2,912	3,721	27.8
Termination payments	4,489	6,615	47.4	550	3,083	460.1
Administrative and other expenses	1,523,258	1,623,958	6.6	188,453	181,765	(3.5)
Insurance on deposit, net	142,604	147,302	3.3	17,209	14,945	(13.2)
Charitable and other donation expenses	2,058	1,710	(16.9)	157	136	(13.4)
Depreciation	170,823	200,566	17.4	22,171	23,495	6.0
Goodwill amortization	18,364	21,399	16.5	2,475	2,475	0.0
Total operating expenses	2,819,395	2,988,787	6.0	345,014	338,279	(2.0)
Net operating income	2,447,355	2,463,790	0.7	300,729	322,799	7.3
NON-OPERATING INCOME (EXPENSE)
Other income	209,518	197,655	(5.7)	12,681	19,501	53.8
Other expenses	58,957	55,347	(6.1)	4,688	4,612	(1.6)
Non-operating income (expense), net	150,560	142,308	(5.5)	7,993	14,890	86.3
Income before income tax expense	2,597,915	2,606,098	0.3	308,722	337,689	9.4
Income tax expense	678,657	663,254	(2.3)	66,712	59,640	(10.6)
Net income	1,919,258	1,942,844	1.2	242,009	278,049	14.9

GRUPO AVAL ACCIONES Y VALORES S.A.
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Sep-13	Aug-14	Sep-14	Sep-14 Vs. Aug-14	Sep-14 Vs. Sep-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	2,292,098	4,517,748	8,064,485	78.5	251.8
Interbank and overnight funds	284,814	797,126	713,076	(10.5)	150.4
Total Cash and cash equivalents	2,576,912	5,314,873	8,777,562	65.2	240.6
INVESTMENT SECURITIES
Debt securities	5,725,311	5,488,272	5,109,315	(6.9)	(10.8)
Trading	1,418,651	498,103	543,284	9.1	(61.7)
Available for Sale	2,933,165	3,750,682	3,330,803	(11.2)	13.6
Held to maturity	1,373,495	1,239,487	1,235,228	(0.3)	(10.1)
Equity securities	7,533,878	9,245,093	9,494,721	2.7	26.0
Trading	-	-	-	N.A.	N.A.
Available for Sale	7,533,878	9,245,093	9,494,721	2.7	26.0
Allowance	(755)	(751)	(791)	5.3	4.7
Total investment securities, net	13,258,433	14,732,614	14,603,245	(0.9)	10.1
LOANS AND FINANCIAL LEASES
Commercial loans	26,207,648	29,210,587	29,218,946	0.0	11.5
Consumer loans	6,564,857	7,451,881	7,600,202	2.0	15.8
Microcredit	291,023	326,765	328,112	0.4	12.7
Mortgage loans	554,135	1,098,035	1,139,601	3.8	105.7
Financial leases	1,400,924	1,711,427	1,715,182	0.2	22.4
Allowance for loans and financial leases losses	(1,147,593)	(1,231,799)	(1,242,978)	0.9	8.3
Total loans and financial leases, net	33,870,994	38,566,896	38,759,063	0.5	14.4
Interest accrued on loans and financial leases	361,185	400,821	381,793	(4.7)	5.7
Allowance on Interest accrued on loans and financial leases	(45,135)	(50,489)	(48,885)	(3.2)	8.3
Interest accrued on loans and financial leases, net	316,050	350,332	332,909	(5.0)	5.3
Bankers' acceptances, spot transactions and derivatives	300,064	322,798	211,736	(34.4)	(29.4)
Accounts receivable, net	784,553	710,941	752,619	5.9	(4.1)
Property, plant and equipment, net	333,096	364,767	364,823	0.0	9.5
Operating leases, net	1,301	5,499	5,604	1.9	330.8
Foreclosed assets, net	19,761	19,807	20,127	1.6	1.9
Prepaid expenses and deferred charges	215,149	136,459	168,419	23.4	(21.7)
Goodwill, net	471,886	538,230	535,898	(0.4)	13.6
Other assets, net	432,121	389,129	441,474	13.5	2.2
Reappraisal of assets	1,102,304	1,111,059	1,200,211	8.0	8.9
Total assets	53,682,624	62,563,404	66,173,689	5.8	23.3
LIABILITIES
DEPOSITS
Checking accounts	7,785,560	8,780,280	10,976,651	25.0	41.0
Time deposits	10,940,595	13,662,110	14,764,335	8.1	35.0
Savings deposits	15,622,991	17,487,095	17,731,534	1.4	13.5
Other	317,851	287,255	325,919	13.5	2.5
Total deposits	34,666,997	40,216,740	43,798,438	8.9	26.3
Bankers' acceptances, spot transactions and derivatives	340,888	341,254	448,915	31.5	31.7
Interbank borrowings and overnight funds	2,051,779	2,771,518	2,499,742	(9.8)	21.8
Borrowings from banks and other	2,293,646	2,780,973	2,733,646	(1.7)	19.2
Accrued interest payable	120,790	109,597	125,497	14.5	3.9
Other accounts payable	1,054,262	726,802	1,032,391	42.0	(2.1)
Bonds	2,524,799	2,541,709	2,655,783	4.5	5.2
Estimated Liabilities	401,347	489,849	574,404	17.3	43.1
Other liabilities	327,459	288,283	260,253	(9.7)	(20.5)
Total liabilities	43,781,967	50,266,725	54,129,069	7.7	23.6
Total shareholders' equity	9,900,657	12,296,680	12,044,620	(2.0)	21.7
Total liabilities and shareholders' equity	53,682,624	62,563,404	66,173,689	5.8	23.3

GRUPO AVAL ACCIONES Y VALORES S.A.
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Sep-13	Sep-14	Sep-14 Vs. Sep-13	Aug-14	Sep-14	Sep-14 Vs. Aug-14
INTEREST INCOME
Interest on loans	2,350,304	2,516,836	7.1	289,814	294,606	1.7
Interest on investment securities	310,656	214,137	(31.1)	29,551	28,240	(4.4)
Interbank and overnight funds	47,702	50,286	5.4	6,092	6,520	7.0
Financial leases	101,014	109,040	7.9	12,740	12,817	0.6
Total Interest Income	2,809,676	2,890,300	2.9	338,197	342,182	1.2
INTEREST EXPENSE
Checking accounts	68,672	75,175	9.5	9,189	9,084	(1.1)
Time deposits	373,768	368,961	(1.3)	44,294	48,948	10.5
Saving deposits	372,482	389,674	4.6	45,434	44,498	(2.1)
Total interest expense on deposits	814,923	833,809	2.3	98,918	102,530	3.7
Borrowings from banks and others	50,151	46,841	(6.6)	5,398	4,990	(7.6)
Interbank and overnight funds (expenses)	19,519	34,801	78.3	6,984	4,782	(31.5)
Bonds	98,616	109,323	10.9	12,270	12,338	0.6
Total interest expense	983,208	1,024,774	4.2	123,569	124,640	0.9
Net Interest Income	1,826,468	1,865,525	2.1	214,628	217,542	1.4
Provisions for loan and financial lease losses, accrued interest and other, net	418,054	475,152	13.7	60,498	55,632	(8.0)
Recovery of charged-off assets	(43,434)	(49,242)	13.4	(6,294)	(7,150)	13.6
Provision for investment securities, foreclosed assets and other assets	12,306	11,872	(3.5)	806	5,840	624.3
Recovery of provisions for investments securities, foreclosed assets and other assets	(5,743)	(1,602)	(72.1)	(353)	(53)	(85.1)
Total provisions, net	381,182	436,180	14.4	54,658	54,269	(0.7)
Net interest income after provisions	1,445,286	1,429,346	(1.1)	159,970	163,273	2.1
FEES AND OTHER SERVICES INCOME
Commissions from banking services	419,049	459,721	9.7	51,926	54,106	4.2
Branch network services	22,227	24,768	11.4	3,052	2,875	(5.8)
Credit card merchant fees	52,059	62,365	19.8	6,953	7,520	8.2
Checking fees	25,847	25,902	0.2	2,630	2,831	7.6
Other	3,194	3,602	12.8	225	1,301	479.3
Total fees and other services income	522,375	576,357	10.3	64,786	68,633	5.9
Fees and other services expenses	98,950	96,494	(2.5)	10,905	10,694	(1.9)
Fees and other services income, net	423,425	479,864	13.3	53,881	57,939	7.5
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	161,357	201,829	25.1	78,413	208,624	166.1
Gains (losses) on derivative operations, net	(59,404)	(84,656)	42.5	(56,406)	(198,852)	252.5
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	641,344	658,562	2.7	82,868	110,743	33.6
Other	2,069	2,835	37.0	315	332	5.4
Total other operating income	745,367	778,570	4.5	105,190	120,847	14.9
Total operating income	2,614,078	2,687,780	2.8	319,042	342,059	7.2
OPERATING EXPENSES
Salaries and employee benefits	398,738	419,354	5.2	49,183	49,035	(0.3)
Bonus plan payments	6,161	7,190	16.7	160	1,398	775.3
Termination payments	288	333	15.6	13	90	568.6
Administrative and other expenses	729,948	805,557	10.4	96,744	93,443	(3.4)
Insurance on deposit, net	69,892	68,625	(1.8)	7,731	7,985	3.3
Charitable and other donation expenses	72	-	(100.0)	-	-	N.A.
Depreciation	38,532	44,015	14.2	4,979	5,084	2.1
Goodwill amortization	17,214	20,169	17.2	2,333	2,333	0.0
Total operating expenses	1,260,845	1,365,243	8.3	161,143	159,367	(1.1)
Net operating income	1,353,233	1,322,537	(2.3)	157,899	182,692	15.7
NON-OPERATING INCOME (EXPENSE)
Other income	84,609	96,129	13.6	6,598	4,256	(35.5)
Other expenses	24,175	20,222	(16.4)	1,462	1,792	22.5
Non-operating income (expense), net	60,434	75,906	25.6	5,136	2,464	(52.0)
Income before income tax expense	1,413,667	1,398,443	(1.1)	163,034	185,155	13.6
Income tax expense	329,887	319,252	(3.2)	30,577	26,606	(13.0)
Net income	1,083,779	1,079,192	(0.4)	132,457	158,549	19.7

GRUPO AVAL ACCIONES Y VALORES S.A.
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Sep-13	Aug-14	Sep-14	Sep-14 Vs. Aug-14	Sep-14 Vs. Sep-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	1,295,235	2,196,235	1,750,580	(20.3)	35.2
Interbank and overnight funds	541,101	628,257	169,292	(73.1)	(68.7)
Total Cash and cash equivalents	1,836,335	2,824,492	1,919,873	(32.0)	4.5
INVESTMENT SECURITIES
Debt securities	2,914,656	4,068,039	4,371,545	7.5	50.0
Trading	1,209,472	805,662	905,828	12.4	(25.1)
Available for Sale	1,155,578	2,667,339	2,873,817	7.7	148.7
Held to maturity	549,607	595,039	591,900	(0.5)	7.7
Equity securities	1,555,490	1,694,319	1,697,038	0.2	9.1
Trading	-	-	-	N.A.	N.A.
Available for Sale	1,555,490	1,694,319	1,697,038	0.2	9.1
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	4,470,146	5,762,358	6,068,583	5.3	35.8
LOANS AND FINANCIAL LEASES
Commercial loans	10,019,363	10,854,051	10,827,650	(0.2)	8.1
Consumer loans	3,998,092	4,975,196	5,078,927	2.1	27.0
Microcredit	-	-	-	N.A.	N.A.
Mortgage loans	15,113	86,781	96,647	11.4	539.5
Financial leases	4,127,657	4,379,899	4,345,424	(0.8)	5.3
Allowance for loans and financial leases losses	(674,882)	(766,103)	(762,362)	(0.5)	13.0
Total loans and financial leases, net	17,485,343	19,529,825	19,586,286	0.3	12.0
Interest accrued on loans and financial leases	172,535	173,200	171,175	(1.2)	(0.8)
Allowance on Interest accrued on loans and financial leases	(19,631)	(23,830)	(24,125)	1.2	22.9
Interest accrued on loans and financial leases, net	152,904	149,371	147,051	(1.6)	(3.8)
Bankers' acceptances, spot transactions and derivatives	46,930	81,350	106,319	30.7	126.5
Accounts receivable, net	396,787	431,903	463,271	7.3	16.8
Property, plant and equipment, net	269,627	262,649	265,295	1.0	(1.6)
Operating leases, net	352,757	384,296	372,272	(3.1)	5.5
Foreclosed assets, net	24,621	18,093	17,361	(4.0)	(29.5)
Prepaid expenses and deferred charges	132,915	124,651	122,087	(2.1)	(8.1)
Goodwill, net	23,121	21,635	21,493	(0.7)	(7.0)
Other assets, net	394,413	239,868	235,749	(1.7)	(40.2)
Reappraisal of assets	391,609	513,668	490,378	(4.5)	25.2
Total assets	25,977,507	30,344,159	29,816,017	(1.7)	14.8
LIABILITIES
DEPOSITS
Checking accounts	4,043,141	4,578,362	4,331,942	(5.4)	7.1
Time deposits	3,564,666	4,513,425	4,805,183	6.5	34.8
Savings deposits	8,259,416	11,290,632	10,578,566	(6.3)	28.1
Other	186,887	271,917	207,390	(23.7)	11.0
Total deposits	16,054,110	20,654,336	19,923,081	(3.5)	24.1
Bankers' acceptances, spot transactions and derivatives	47,472	70,626	131,092	85.6	176.1
Interbank borrowings and overnight funds	794,519	363,013	556,615	53.3	(29.9)
Borrowings from banks and other	1,966,422	2,037,801	2,076,908	1.9	5.6
Accrued interest payable	63,667	72,862	79,028	8.5	24.1
Other accounts payable	494,701	539,834	451,095	(16.4)	(8.8)
Bonds	2,577,493	2,278,686	2,269,806	(0.4)	(11.9)
Estimated Liabilities	198,422	128,672	139,604	8.5	(29.6)
Other liabilities	130,440	179,156	178,082	(0.6)	36.5
Total liabilities	22,327,246	26,324,985	25,805,312	(2.0)	15.6
Total shareholders' equity	3,650,261	4,019,173	4,010,705	(0.2)	9.9
Total liabilities and shareholders' equity	25,977,507	30,344,159	29,816,017	(1.7)	14.8

GRUPO AVAL ACCIONES Y VALORES S.A.
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Sep-13	Sep-14	Sep-14 Vs. Sep-13	Aug-14	Sep-14	Sep-14 Vs. Aug-14
INTEREST INCOME
Interest on loans	1,081,646	1,159,750	7.2	133,425	133,106	(0.2)
Interest on investment securities	65,862	120,692	83.2	18,418	13,432	(27.1)
Interbank and overnight funds	31,191	31,099	(0.3)	4,004	3,369	(15.9)
Financial leases	321,917	319,578	(0.7)	35,026	36,213	3.4
Total Interest Income	1,500,616	1,631,119	8.7	190,872	186,120	(2.5)
INTEREST EXPENSE
Checking accounts	7,700	10,326	34.1	1,283	1,221	(4.8)
Time deposits	153,267	169,602	10.7	19,865	20,211	1.7
Saving deposits	177,081	240,668	35.9	34,485	33,149	(3.9)
Total interest expense on deposits	338,048	420,596	24.4	55,633	54,581	(1.9)
Borrowings from banks and others	46,646	42,567	(8.7)	4,626	4,684	1.2
Interbank and overnight funds (expenses)	14,313	5,134	(64.1)	308	439	42.5
Bonds	119,250	109,296	(8.3)	13,265	12,466	(6.0)
Total interest expense	518,257	577,593	11.4	73,832	72,170	(2.3)
Net Interest Income	982,359	1,053,526	7.2	117,040	113,950	(2.6)
Provisions for loan and financial lease losses, accrued interest and other, net	266,110	291,197	9.4	35,964	42,048	16.9
Recovery of charged-off assets	(38,545)	(43,415)	12.6	(3,121)	(3,532)	13.2
Provision for investment securities, foreclosed assets and other assets	7,177	8,986	25.2	674	1,113	65.2
Recovery of provisions for investments securities, foreclosed assets and other assets	(4,858)	(5,850)	20.4	(677)	(319)	(52.9)
Total provisions, net	229,884	250,918	9.2	32,840	39,311	19.7
Net interest income after provisions	752,475	802,607	6.7	84,200	74,639	(11.4)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	135,877	147,655	8.7	17,103	17,498	2.3
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	70,081	77,181	10.1	8,319	9,191	10.5
Checking fees	15,558	15,504	(0.3)	1,571	1,751	11.4
Other	23,266	25,287	8.7	2,865	2,900	1.2
Total fees and other services income	244,783	265,627	8.5	29,858	31,341	5.0
Fees and other services expenses	96,758	109,495	13.2	12,356	14,020	13.5
Fees and other services income, net	148,025	156,131	5.5	17,503	17,321	(1.0)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	21,481	38,708	80.2	10,390	9,589	(7.7)
Gains (losses) on derivative operations, net	(2,469)	(7,439)	201.3	(6,026)	(4,635)	(23.1)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	172,201	158,853	(7.8)	42,667	40,002	(6.2)
Other	134,531	167,828	24.8	17,819	18,121	1.7
Total other operating income	325,744	357,950	9.9	64,850	63,077	(2.7)
Total operating income	1,226,244	1,316,688	7.4	166,552	155,038	(6.9)
OPERATING EXPENSES
Salaries and employee benefits	239,754	242,583	1.2	27,333	28,070	2.7
Bonus plan payments	17,156	18,063	5.3	2,263	2,190	(3.2)
Termination payments	3,404	5,270	54.8	537	2,851	431.1
Administrative and other expenses	342,316	371,400	8.5	41,775	42,539	1.8
Insurance on deposit, net	34,267	38,183	11.4	5,107	2,824	(44.7)
Charitable and other donation expenses	542	559	3.1	18	10	(44.2)
Depreciation	102,020	127,272	24.8	13,886	15,108	8.8
Goodwill amortization	1,150	1,231	7.0	142	142	0.0
Total operating expenses	740,610	804,562	8.6	91,062	93,735	2.9
Net operating income	485,634	512,127	5.5	75,490	61,303	(18.8)
NON-OPERATING INCOME (EXPENSE)
Other income	24,513	26,831	9.5	1,178	1,333	13.2
Other expenses	15,276	11,709	(23.4)	1,744	1,008	(42.2)
Non-operating income (expense), net	9,237	15,123	63.7	(566)	325	157.5
Income before income tax expense	494,871	527,249	6.5	74,924	61,628	(17.7)
Income tax expense	116,501	127,286	9.3	11,232	7,883	(29.8)
Net income	378,370	399,963	5.7	63,692	53,745	(15.6)

GRUPO AVAL ACCIONES Y VALORES S.A.
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Sep-13	Aug-14	Sep-14	Sep-14 Vs. Aug-14	Sep-14 Vs. Sep-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	891,564	908,230	1,166,582	28.4	30.8
Interbank and overnight funds	65,732	659,096	4,752	(99.3)	(92.8)
Total Cash and cash equivalents	957,297	1,567,327	1,171,333	(25.3)	22.4
INVESTMENT SECURITIES
Debt securities	2,265,966	2,073,190	2,212,256	6.7	(2.4)
Trading	221,037	303,267	473,221	56.0	114.1
Available for Sale	1,512,764	1,247,060	1,219,590	(2.2)	(19.4)
Held to maturity	532,165	522,863	519,445	(0.7)	(2.4)
Equity securities	554,284	602,530	579,852	(3.8)	4.6
Trading	38,644	39,393	27,477	(30.2)	(28.9)
Available for Sale	515,640	563,138	552,375	(1.9)	7.1
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	2,820,250	2,675,720	2,792,108	4.3	(1.0)
LOANS AND FINANCIAL LEASES
Commercial loans	4,949,837	5,504,990	5,615,553	2.0	13.4
Consumer loans	6,442,164	6,633,819	6,691,031	0.9	3.9
Microcredit	14,006	12,871	12,570	(2.3)	(10.2)
Mortgage loans	90,934	142,663	152,465	6.9	67.7
Financial leases	281,801	244,109	246,652	1.0	(12.5)
Allowance for loans and financial leases losses	(451,049)	(443,725)	(447,025)	0.7	(0.9)
Total loans and financial leases, net	11,327,693	12,094,727	12,271,246	1.5	8.3
Interest accrued on loans and financial leases	117,213	123,004	120,136	(2.3)	2.5
Allowance on Interest accrued on loans and financial leases	(8,514)	(9,651)	(9,778)	1.3	14.8
Interest accrued on loans and financial leases, net	108,699	113,353	110,358	(2.6)	1.5
Bankers' acceptances, spot transactions and derivatives	2,629	482	2,010	317.1	(23.5)
Accounts receivable, net	63,225	47,336	64,642	36.6	2.2
Property, plant and equipment, net	157,256	160,736	161,803	0.7	2.9
Operating leases, net	404	463	409	(11.5)	1.3
Foreclosed assets, net	11,908	12,507	12,230	(2.2)	2.7
Prepaid expenses and deferred charges	77,234	46,763	41,417	(11.4)	(46.4)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	142,699	158,345	163,583	3.3	14.6
Reappraisal of assets	378,514	454,821	455,844	0.2	20.4
Total assets	16,047,807	17,332,579	17,246,984	(0.5)	7.5
LIABILITIES
DEPOSITS
Checking accounts	1,423,839	1,503,319	1,497,032	(0.4)	5.1
Time deposits	1,275,126	1,207,127	1,544,221	27.9	21.1
Savings deposits	8,090,230	8,683,085	7,913,719	(8.9)	(2.2)
Other	82,269	81,323	70,056	(13.9)	(14.8)
Total deposits	10,871,463	11,474,853	11,025,028	(3.9)	1.4
Bankers' acceptances, spot transactions and derivatives	2,675	589	2,208	274.6	(17.5)
Interbank borrowings and overnight funds	-	-	504,719	N.A.	N.A.
Borrowings from banks and other	183,516	186,577	199,699	7.0	8.8
Accrued interest payable	24,042	24,456	23,706	(3.1)	(1.4)
Other accounts payable	490,024	346,227	352,022	1.7	(28.2)
Bonds	1,604,171	2,070,438	1,989,518	(3.9)	24.0
Estimated Liabilities	245,072	223,470	221,657	(0.8)	(9.6)
Other liabilities	369,254	387,677	382,434	(1.4)	3.6
Total liabilities	13,790,216	14,714,287	14,700,990	(0.1)	6.6
Total shareholders' equity	2,257,590	2,618,293	2,545,994	(2.8)	12.8
Total liabilities and shareholders' equity	16,047,807	17,332,579	17,246,984	(0.5)	7.5

GRUPO AVAL ACCIONES Y VALORES S.A.
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Sep-13	Sep-14	Sep-14 Vs. Sep-13	Aug-14	Sep-14	Sep-14 Vs. Aug-14
INTEREST INCOME
Interest on loans	1,055,620	1,038,477	(1.6)	114,574	115,072	0.4
Interest on investment securities	74,838	130,876	74.9	8,804	4,481	(49.1)
Interbank and overnight funds	10,861	9,619	(11.4)	1,415	682	(51.8)
Financial leases	26,228	18,931	(27.8)	2,013	1,918	(4.7)
Total Interest Income	1,167,547	1,197,903	2.6	126,806	122,153	(3.7)
INTEREST EXPENSE
Checking accounts	6,301	3,975	(36.9)	483	356	(26.3)
Time deposits	70,851	49,366	(30.3)	5,412	6,052	11.8
Saving deposits	173,593	228,351	31.5	24,988	22,419	(10.3)
Total interest expense on deposits	250,745	281,693	12.3	30,883	28,827	(6.7)
Borrowings from banks and others	8,045	3,822	(52.5)	440	439	(0.3)
Interbank and overnight funds (expenses)	2,892	6,106	111.1	319	2,048	542.1
Bonds	81,138	83,765	3.2	10,833	10,553	(2.6)
Total interest expense	342,820	375,385	9.5	42,476	41,868	(1.4)
Net Interest Income	824,727	822,518	(0.3)	84,330	80,285	(4.8)
Provisions for loan and financial lease losses, accrued interest and other, net	71,375	48,178	(32.5)	621	3,442	454.7
Recovery of charged-off assets	(10,893)	(11,789)	8.2	(891)	(1,519)	70.4
Provision for investment securities, foreclosed assets and other assets	4,469	3,770	(15.7)	125	637	410.9
Recovery of provisions for investments securities, foreclosed assets and other assets	(749)	(1,920)	156.4	(970)	(125)	(87.1)
Total provisions, net	64,203	38,238	(40.4)	(1,116)	2,435	318.2
Net interest income after provisions	760,524	784,280	3.1	85,446	77,850	(8.9)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	66,182	68,263	3.1	7,028	7,642	8.7
Branch network services	90	90	-	10	10	-
Credit card merchant fees	4,715	5,061	7.3	526	601	14.3
Checking fees	2,466	2,210	(10.4)	220	261	18.7
Other	6,451	5,677	(12.0)	673	726	7.8
Total fees and other services income	79,903	81,301	1.7	8,457	9,240	9.3
Fees and other services expenses	28,608	29,965	4.7	3,540	3,037	(14.2)
Fees and other services income, net	51,295	51,336	0.1	4,917	6,203	26.2
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	2,203	1,467	(33.4)	690	1,340	94.1
Gains (losses) on derivative operations, net	(198)	(549)	177.3	(49)	(152)	207.9
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	42,156	39,229	(6.9)	-	18,794	N.A.
Other	1,193	1,258	5.5	114	127	11.4
Total other operating income	45,353	41,405	(8.7)	754	20,108	N.A.
Total operating income	857,173	877,021	2.3	91,118	104,161	14.3
OPERATING EXPENSES
Salaries and employee benefits	176,558	177,947	0.8	21,132	18,436	(12.8)
Bonus plan payments	2,760	4,571	65.6	481	122	(74.6)
Termination payments	414	685	65.5	-	136	N.A.
Administrative and other expenses	243,140	239,172	(1.6)	23,721	25,607	8.0
Insurance on deposit, net	22,715	23,965	5.5	2,301	2,327	1.1
Charitable and other donation expenses	1,075	1,017	(5.4)	113	113	0.0
Depreciation	16,338	16,828	3.0	1,934	1,945	0.6
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	462,999	464,185	0.3	49,682	48,687	(2.0)
Net operating income	394,174	412,835	4.7	41,435	55,474	33.9
NON-OPERATING INCOME (EXPENSE)
Other income	88,984	57,100	(35.8)	2,982	11,610	289.4
Other expenses	11,142	14,990	34.5	856	535	(37.5)
Non-operating income (expense), net	77,842	42,110	(45.9)	2,126	11,075	420.9
Income before income tax expense	472,016	454,945	(3.6)	43,561	66,549	52.8
Income tax expense	154,947	144,253	(6.9)	14,784	16,440	11.2
Net income	317,069	310,692	(2.0)	28,777	50,109	74.1

GRUPO AVAL ACCIONES Y VALORES S.A.
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Sep-13	Aug-14	Sep-14	Sep-14 Vs. Aug-14	Sep-14 Vs. Sep-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	498,267	1,015,394	894,987	(11.9)	79.6
Interbank and overnight funds	29,105	157,315	58,690	(62.7)	101.6
Total Cash and cash equivalents	527,373	1,172,709	953,677	(18.7)	80.8
INVESTMENT SECURITIES
Debt securities	2,241,540	2,330,624	2,227,678	(4.4)	(0.6)
Trading	484,440	200,497	65,665	(67.2)	(86.4)
Available for Sale	1,437,821	1,817,898	1,851,858	1.9	28.8
Held to maturity	319,279	312,229	310,155	(0.7)	(2.9)
Equity securities	11,768	25,229	25,611	1.5	117.6
Trading	-	7,502	7,883	5.1	N.A.
Available for Sale	11,768	17,728	17,728	-	50.6
Allowance	(2,280)	(225)	(225)	(0.0)	(90.1)
Total investment securities, net	2,251,028	2,355,629	2,253,064	(4.4)	0.1
LOANS AND FINANCIAL LEASES
Commercial loans	2,521,062	2,723,708	2,725,424	0.1	8.1
Consumer loans	2,964,164	3,084,964	3,151,916	2.2	6.3
Microcredit	13,229	7,780	7,399	(4.9)	(44.1)
Mortgage loans	933,871	1,179,546	1,210,246	2.6	29.6
Financial leases	-	-	-	N.A.	N.A.
Allowance for loans and financial leases losses	(282,425)	(300,468)	(301,490)	0.3	6.8
Total loans and financial leases, net	6,149,902	6,695,531	6,793,494	1.5	10.5
Interest accrued on loans and financial leases	73,603	67,655	67,856	0.3	(7.8)
Allowance on Interest accrued on loans and financial leases	(9,264)	(10,565)	(10,613)	0.4	14.6
Interest accrued on loans and financial leases, net	64,340	57,089	57,243	0.3	(11.0)
Bankers' acceptances, spot transactions and derivatives	-	3,401	2,217	(34.8)	N.A.
Accounts receivable, net	38,844	49,245	53,926	9.5	38.8
Property, plant and equipment, net	102,912	94,301	94,610	0.3	(8.1)
Operating leases, net	-	-	-	N.A.	N.A.
Foreclosed assets, net	4,508	7,118	8,959	25.9	98.7
Prepaid expenses and deferred charges	41,173	30,287	29,112	(3.9)	(29.3)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	70,857	76,785	81,135	5.7	14.5
Reappraisal of assets	219,616	223,522	224,116	0.3	2.0
Total assets	9,470,551	10,765,617	10,551,552	(2.0)	11.4
LIABILITIES
DEPOSITS
Checking accounts	655,027	845,042	857,329	1.5	30.9
Time deposits	2,378,679	2,807,604	2,766,235	(1.5)	16.3
Savings deposits	4,154,582	4,629,884	4,447,247	(3.9)	7.0
Other	34,374	34,336	61,674	79.6	79.4
Total deposits	7,222,663	8,316,865	8,132,486	(2.2)	12.6
Bankers' acceptances, spot transactions and derivatives	177	3,223	2,330	(27.7)	N.A.
Interbank borrowings and overnight funds	741,295	695,842	671,799	(3.5)	(9.4)
Borrowings from banks and other	78,251	176,960	194,483	9.9	148.5
Accrued interest payable	22,185	22,001	23,270	5.8	4.9
Other accounts payable	110,304	153,254	115,815	(24.4)	5.0
Bonds	-	-	-	N.A.	N.A.
Estimated Liabilities	122,181	108,230	114,478	5.8	(6.3)
Other liabilities	49,788	50,744	53,178	4.8	6.8
Total liabilities	8,346,844	9,527,119	9,307,837	(2.3)	11.5
Total shareholders' equity	1,123,707	1,238,499	1,243,715	0.4	10.7
Total liabilities and shareholders' equity	9,470,551	10,765,617	10,551,552	(2.0)	11.4

GRUPO AVAL ACCIONES Y VALORES S.A.
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Sep-13	Sep-14	Sep-14 Vs. Sep-13	Aug-14	Sep-14	Sep-14 Vs. Aug-14
INTEREST INCOME
Interest on loans	586,104	596,067	1.7	67,206	67,413	0.3
Interest on investment securities	132,814	91,494	(31.1)	11,273	8,868	(21.3)
Interbank and overnight funds	3,484	2,743	(21.3)	430	314	(27.0)
Financial leases	-	-	N.A.	-	-	N.A.
Total Interest Income	722,401	690,304	(4.4)	78,909	76,595	(2.9)
INTEREST EXPENSE
Checking accounts	1,728	928	(46.3)	109	115	5.4
Time deposits	87,361	85,050	(2.6)	9,961	10,314	3.5
Saving deposits	63,529	65,426	3.0	8,045	7,269	(9.6)
Total interest expense on deposits	152,618	151,405	(0.8)	18,116	17,699	(2.3)
Borrowings from banks and others	3,176	2,304	(27.4)	242	242	(0.2)
Interbank and overnight funds (expenses)	14,747	16,048	8.8	1,559	1,895	21.5
Bonds	-	-	N.A.	-	-	N.A.
Total interest expense	170,541	169,757	(0.5)	19,918	19,835	(0.4)
Net Interest Income	551,861	520,546	(5.7)	58,991	56,760	(3.8)
Provisions for loan and financial lease losses, accrued interest and other, net	122,033	101,370	(16.9)	13,862	13,365	(3.6)
Recovery of charged-off assets	(17,453)	(29,270)	67.7	(10,827)	(2,635)	(75.7)
Provision for investment securities, foreclosed assets and other assets	1,762	8,799	399.3	174	252	44.8
Recovery of provisions for investments securities, foreclosed assets and other assets	(1,846)	(4,346)	135.5	(8)	(67)	728.0
Total provisions, net	104,497	76,553	(26.7)	3,201	10,915	241.0
Net interest income after provisions	447,364	443,993	(0.8)	55,790	45,845	(17.8)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	113,692	119,590	5.2	13,069	13,450	2.9
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	11,518	12,701	10.3	1,322	1,474	11.5
Checking fees	5,648	5,769	2.1	604	669	10.8
Other	34,463	40,127	16.4	4,596	4,711	2.5
Total fees and other services income	165,320	178,187	7.8	19,591	20,305	3.6
Fees and other services expenses	48,770	55,117	13.0	6,324	6,221	(1.6)
Fees and other services income, net	116,550	123,070	5.6	13,267	14,084	6.2
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	1,149	690	(39.9)	235	238	1.2
Gains (losses) on derivative operations, net	(496)	(182)	(63.2)	(270)	(364)	34.5
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	4,685	3,103	(33.8)	-	-	N.A.
Other	3	414	N.A.	9	18	100.0
Total other operating income	5,341	4,024	(24.7)	(27)	(108)	303.9
Total operating income	569,255	571,088	0.3	69,031	59,821	(13.3)
OPERATING EXPENSES
Salaries and employee benefits	115,551	116,835	1.1	13,437	13,118	(2.4)
Bonus plan payments	1,122	693	(38.2)	8	11	41.4
Termination payments	383	326	(14.8)	0	5	N.A.
Administrative and other expenses	207,854	207,829	(0.0)	26,212	20,175	(23.0)
Insurance on deposit, net	15,730	16,528	5.1	2,071	1,809	(12.7)
Charitable and other donation expenses	369	134	(63.7)	26	13	(50.0)
Depreciation	13,933	12,452	(10.6)	1,372	1,359	(1.0)
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	354,941	354,797	(0.0)	43,126	36,490	(15.4)
Net operating income	214,314	216,291	0.9	25,905	23,331	(9.9)
NON-OPERATING INCOME (EXPENSE)
Other income	11,411	17,595	54.2	1,923	2,302	19.7
Other expenses	8,363	8,426	0.7	625	1,277	104.1
Non-operating income (expense), net	3,048	9,170	200.9	1,297	1,026	(20.9)
Income before income tax expense	217,362	225,461	3.7	27,202	24,357	(10.5)
Income tax expense	77,321	72,463	(6.3)	10,119	8,711	(13.9)
Net income	140,040	152,998	9.3	17,083	15,646	(8.4)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2014

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel